For Immediate Release

VIÑA CONCHA Y TORO REPORTS SECOND QUARTER AND FIRST HALF 2007 RESULTS

Santiago, Chile, August 7, 2007 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and six-month periods ended June 30, 2007.  Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of June 30, 2007.   US dollar figures (US$), except export figures, are based on the exchange rate effective June 29, 2007 (US$1.00=Ch$526.86).

Highlights 2Q07 v. 2Q06

•	Total sales (in Chilean pesos) increased 22.3%.
•	Export sales increased 32.4% in US dollar terms.
•	Bottled export shipments increased 27.3% to 3,842,000 cases.
•	Domestic sales decreased 4.3%.
•	Operating income rose 69%, operating margin improved to 18.1% from 13.1%.
•	Net income increased 70.4% to Ch$8,776 million (US$16.7 million).
•	Ebitda increased 58.1% to Ch$15,040 million (US$28.5 million). Ebitda margin rose to 22%.
•	Earnings per ADR rose 79.6% to US$0.46.

Highlights 1H07 v. 1H06

•	Total sales (in Chilean pesos) increased 28.1%.
•	Export sales increased 38.5% in US dollar terms.
•	Bottled export shipments increased 28.4% to 6,856,580 cases.
•	Domestic sales decreased 2.2%.
•	Operating income increased 117.3%, operating margin rose to 16.7% in 1H07 from 9.9% in 1H06.
•	Net income increased 121.4% to Ch$14,569 million (US$27.7 million).
•	Ebitda increased 81.3% to Ch$26,234 million (US$49.8 million). Ebitda margin rose to 21.2%.
•	Earnings per ADR up by 133.3% to US$0.77.

Comments of the CEO

We are pleased to announce Viña Concha y Toro’s results for the second quarter and first half of the year. The Company’s strong results quarter to quarter reflect its competitive position and the strength of its brand worldwide.

With strong growth in most of its markets (in US dollar terms), exports grew 32.4% in the quarter and 38.5% in the first half of the year. The Company has shown growth diversified by markets with contributions from all its subsidiaries. We think that one of our greatest achievements in this period is the progress of the premium category, led by our global brand Casillero del Diablo, with an increase of over 40% year on year. This has led to a better mix and a higher average price.

Sales on the Chilean domestic market decreased by 2.2% in value during the first half, reflecting a very competitive market with flat domestic consumption. The Company has been able to increase its volumes, particularly in the premium category, but the fall in the average price offset that expansion.

As a result of solid export growth, a better mix and a lower average direct cost, the operating margin rose by 500 basis points to 18.1% on a quarterly basis and to 16.7% in the first half.

Second Quarter 2007 Results

Total Revenues

Total revenues increased 22.3% to Ch$68,252 million (US$129.5 million) from Ch$55,787 million    (US$105.9 million). The main drivers behind this expansion in sales were the strong quarter for exports across all regional markets and a good result from the UK subsidiary.

Table 1
Total Revenues
(in Ch$ millions)

	2Q07	2Q06	Change (%)	1H07	1H06	Change (%)

Chile:
Domestic sales	11,471	12,046	-4.8%	19,970	20,473	-2.5%
Exports to third parties	33,125	27,815	19.1%	62,002	50,802	22.0%
Concha y Toro UK	16,608	9,414	76.4%	28,087	13,838	103.0%
Other revenues	2,363	2,067	14.3%	4,498	3,956	13.7%

Argentina:
Domestic	1,615	1,409	14.6%	2,763	2,203	25.4%
Exports	3,070	3,035	1.2%	6,185	5,128	20.6%

TOTAL	68,252	55,787	22.3%	123,505	96,401	28.1%

Domestic Sales, Chile
Total domestic sales (including bulk) decreased 4.8% to Ch$ 11.471 million (US$21.8 million). Domestic bottled wine sales decreased 4.3% to Ch$11.471 million (US$21.8 million) in 2Q07, from Ch$11,988 million (US$22.8 million) in 2Q06, following an 8.2% increase in volume and an 11.6% fall in the average price. Sales volumes in the domestic market totaled 19.3 million liters. There were no sales of bulk wine during this quarter.

The 8.2% rise in domestic bottled wine volume reflects a recovery in the varietal and popular segments, with increases of 10.1% and 6.4% respectively. The premium category edged up 0.7% in the quarter. The greater volumes were driven by lower prices, a trend seen in the market since the second half of 2006.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, increased 14.3%, to $2,363 million (Ch$4.5 million), mainly as a result of larger sales of liquors.

Export Revenues
Sales abroad, including export sales to third parties and those of Concha y Toro UK, increased 33.6% to Ch$49,733 million in 2Q07 from Ch$37,230 million in 2Q06. Stated in Chilean pesos, the sales figure includes the impact of a 3% appreciation of the peso year-on-year.

Sales of Concha y Toro UK increased 76.4% to Ch$16,608 million. The consolidation of all Company brands under the Concha y Toro UK distribution has allowed a further strengthening of our position to all channels and market segments in the English market.

•          Exports of Bottled Wine in US$:

The following figures, representing exports in dollar and volume terms, include those to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports increased 32.4% to US$84 million from US$63.5 million. Volumes shipped increased 27.3% while the average price rose 4.0%.

Graph 1
Export Value (US$) by Region
Second Quarter 2007

Export sales increased across all markets as follows: Europe (+31.6%), Asia (+65.9%), Canada (+11.4%), Central America/Caribbean (+27%), South America (+80.4%) and the USA (+4.3%).

•          Exports of Bottled Wine in Volume:

Export volumes increased 27.3% to 3,842,000 cases. For the quarter, shipments to Europe rose 31.4% driven by the UK with shipments growing 60.1%. Company brands and those of its subsidiaries Cono Sur and Maipo are performing well in their respective categories. Shipments also grew to Continental Europe, by 5.8%, following the favorable trend noted in the last quarter. Asia also had a positive quarter growing by 65.8%, led by Japan and China. Canada rose 6.8%, Central America and South America increased by 23.0% and 65.8% respectively, particularly Mexico and Brazil. Volumes to the USA decreased 9.3%, mainly explained by lower volumes of Frontera. On the other hand, a positive trend was shown by Casillero del Diablo and Marques de Casa Concha brands.

Figures by segment reveal a 29.5% boost in the premium category driven mainly by larger shipments of Casillero del Diablo. Varietal wines increased 12.5% and bi-varietals 20.6%.  Volumes of popular wines increased 61.3% in the quarter.

•          Prices: The average price per case increased 4.0% to US$21.87 from US$21.02 in 2Q06, mainly due a better mix and also due to exchange fluctuations affecting the price in US dollar terms.

Argentine Operations
Total revenues from the Argentine operation increased 5.4% to Ch$4,685 million as a result of a 1.2% increase in exports and a 14.6% increase in domestic sales.

In the quarter, Trivento’s exports of bottled wine by volume decreased by 11.8%. A fall caused by the closing of the frontier with Chile, which delayed deliveries by road. There were also production problems due to energy restrictions.  For the quarter, shipments reached 358,700 cases. Lower volume was partially compensated by a higher average price in dollars (+14.1%).

Sales on the Argentine domestic market increased 14.6%, mainly the result of a 16% growth in volume. Domestic volume reached 206,180 cases.

Cost of Sales
For the quarter, the total cost of sales rose 12.1% to Ch$40,170 million (US$76.2 million) from Ch$35,830 million (US$68 million) in 2Q06. The cost of sales as a percentage of total sales decreased to 58.9% from 64.2%, mainly as a result of a lower average direct cost. This is explained by lower grape costs of the 2006 and 2007 vintages.

The gross margin rose to 41.1% from 35.8%, first due to the strong volume increase with a better mix and dilution of fixed costs and also to a lower average direct cost that compares to a high cost in the same quarter of 2006.

The 2007 Chilean harvest finished during the month of May. The Chilean Agriculture Department (SAG) reported that total Chilean wine production in 2007 decreased by 2% to 828 million liters.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 24.4% to Ch$15,749 million (US$29.9 million), in line with the growth of sales volume. As a percentage of sales, SG&A increased to 23.1%, from 22.7% in 2Q06.

Operating Income
Operating income increased 69% to Ch$12,333 million (US$23.4 million) in 2Q07 compared to Ch$7,298 million (US$13.9 million) in 2Q06. The operating margin improved from 13.1% to 18.1% as a result of a strong quarter for exports and a lower average cost.

Non-Operating Result
Non-operating income decreased 10% to Ch$92 million (US$174 thousand) due to lower equity income from affiliates.

Non-operating expenses increased to Ch$1,529 million (US$2.9 million) from Ch$905 million (US$1.7 million) mainly due to losses from price level restatements and exchange differences for the period.

•	Interest expenses increased 6% and totaled Ch$1,108 million (US$2.1 million).
•	The price level restatement showed a loss of Ch$44 million (US$83 thousand) compared to a gain of Ch$47 million (US$90 thousand) in 2Q06.
•	Exchange differences produced a loss of Ch$146 million (US$277 thousand) compared to a gain of Ch$164 million (US$312 thousand) in 2Q06.

Table 2
Non-Operating Results
(in Ch$ millions)

	2Q07	2Q06	Change (%)	1H07	1H06	Change (%)

Non-operating Income
Equity Income	-7	44	-115.6%	-17	91	-118.7%
Other non-operating income	99	58	70.0%	172	159	8.0%
Total non-operating income	92	102	-10.0%	155	250	-38.1%
Non-operating expenses
Interest Expense	-1,108	-1,045	6.0%	-2,132	-2,060	3.5%
Price Level Restatement	-44	47	-192.3%	-158	68	-334.4%
Exchange Differences	-146	164	-188.7%	-131	651	-120.2%
Other Non-operating expenses	-232	-71	224.5%	-368	-186	97.7%
Total non-operat. expenses	-1,529	-905	69.0%	-2,789	-1,528	82.5%

Total Non-Operating Result	-1,437	-803	79.1%	-2,635	-1,278	106.2%

Net Income and Earnings per Share (EPS)
Net income for the period rose 70.4% to Ch$8,776 million (US$16.7 million) from Ch$5,151 million (US$9.8 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings increased to Ch$12.20 per share from Ch$7.16 in the quarter.  Earnings per ADR were Ch$244 in 2Q07.  In US dollar terms, earnings per ADR increased 79.6% to US$ 0.46 in the second quarter of 2007 from    US$ 0.26 for the second quarter of 2006.

First Half 2007 Results

Total Revenues
Total revenues for the first half 2007 increased 28.1% to Ch$ 123,505 million (US$234.4 million), from Ch$96,401 million (US$183 million) in 1H06. Export sales, led by the strong momentum in Europe, Asia and Latin America, drove the Company’s expansion. The Argentine subsidiary contributed to the expansion, while the results in the domestic market showed a slight decline.

Domestic Sales, Chile
Total domestic sales (including bulk) decreased by 2.5% to Ch$19,970 million (US$37.9 million) in 1H07 from Ch$20,473 million (US$38.9 million) in 1H06. Domestic bottled wines sales (excluding bulk) for the period declined 2.2% to Ch$19,970 million from Ch$20,415 million in 1H06. There were no bulk sales during the period.

The 2.2% reduction in bottled domestic sales was the result of a 10.5% increase in volume, totaling 33 million liters, offset by an 11.5% decrease in the average price.

Other Revenues
 Other revenues increased 13.7% to Ch$4,498 million (US$ 8.5 million), mainly as a result of an increase in sales of liquors.

Export revenues
Sales abroad, including exports to third parties and those of Concha y Toro UK, increased 39.4% to Ch$90,089 million in 1H07 from Ch$64,640 million in 1H06. This solid performance was achieved with growth from all areas. The outstanding results obtained in the UK, Continental Europe, Asia and Latin America reflect the investment in brand image made by the company in recent years.

•          Exports of bottled wine in US$:  Exports in US dollar terms, which include those to third parties and to the UK subsidiary, increased 38.5% to US$ 153.4 million in 1H07, from US$110.8 million in 1H06, as a result of a 28.4% increase in volume and a 7.8% increase in the average price in US dollars.

First Six Months 2007
Export Value (US dollars) by Region

In value terms, all regional markets contributed to the Company’s growth, as follows: The US (+9.4%), Canada (+17.2%), Europe (+50.4%), Asia (+54.6%), Central America/Caribbean (+15.7%) and South America (54.3%).

Exports of bottled wine by volume: Export volumes increased 28.4% to 6,856,580 cases. Company shipments showed strong growth to Asia (+47.7%), Europe (+41.5%) and South America (+49.8), while Canada and Central America/Caribbean increased by 13.6% and 12.6% respectively. Shipments to the US market decreased by 5.1% as a result of lower shipments of Frontera. In the US the Company achieved a better mix and a higher average price per case.

By segment, volume growth was driven by the premium and varietal categories with increases of 41.3% and 32.4% respectively. Outstanding performers were Casilllero del Diablo growing over 40% in the first half of the year, and Concha y Toro and Cono Sur varietals. The blend segment increased 10%.

•          Prices: The average price per case increased 7.8% to US$ 22.37 from US$20.74 in 1H06, as the product mix improved following larger sales of premium and varietal wines and also due to exchange fluctuations affecting the price in US dollar terms.

Argentine Operations
Total revenues from our Argentine businesses increased 22.1% to Ch$8,948 million following a 20.6% increase in exports and a 25.4% increase in domestic sales.

For the first six months of the year, Trivento’s exports of bottled wine totaled 715,600 cases with a 4.2% increase over the same period of 2006. The slowdown in the growth rate reflects a decline in the second quarter as a result of delays in deliveries due to the temporary closure of trans-Andean road route and production problems caused by energy restrictions.

Sales in the domestic market rose 25.4% mainly as a result of stronger volumes. For the first half of the year domestic volume reached 343,900 cases, representing a 24.2% increase.

Cost of Sales
For the first half of 2007, the total cost of sales rose 14.4% to Ch$ 74,152 million (US$ 140.7 million) from Ch$ 64,794 million (US$ 123 million) in 2006. The cost of sales as a percentage of total sales declined to 60% from 67.2% mainly resulting form the increase in sales volumes and to a lower average cost due to the lower grape costs for the 2006 and 2007 vintages.

The gross margin expanded to 40% from 32.8%, mainly reflecting a lower direct cost as compared to the high cost in the first half of 2006 and the strong volume for the Company’s exports, with a better mix and a higher average price per case.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses increased 29.8% to Ch$28,667 million (US$54.4 million) from Ch$ 22,088 million (US$41.9 million). Larger SG&A is explained by the growth of the operation during the first half, and also due to higher marketing expenses related to the foreign subsidiaries to support their expansion. As a percentage of revenues, SG&A increased to 23.2% from 22.9% in 1H06.

Operating Income
Operating income rose 117.3% to Ch$20,686 million (US$39.3 million) compared to the Ch$9,519 million (US$ 18.1 million) in the first half of 2006. The operating margin improved from 9.9% to 16.7%, explained by the expansion of the gross margin as a result of a lower direct cost and the strong performance of the Company’s exports.

Non-Operating Results
Non-operating income decreased 38.1% to Ch$155 million (US$294 thousand), reflecting a lower result from Viña Almaviva (equity participation in net income of related companies).

Non-operating expenses increased to Ch$2,789 million (US$5.3 million) in 1H07 from Ch$1,528 million (US$2.9 million) in 1H06. This resulted mainly from losses in price level restatement and exchange rate differences compared to gains in same period last year, and also due to higher other non-operating expenses.

Net Income and Earnings per Share (EPS)

Net income for the period increased 121.4% to Ch$ 14,569 million (US$27.7 million) from Ch$ 6,579 million (US$ 12.5 million). Concha y Toro’s EPS increased to Ch$ 20.26 per share from Ch$ 9.15; earnings per ADR were Ch$405.2 in 1H07 and Ch$ 183 in 1H06.  In US dollar terms, earnings per ADR increased 133.3% to US$ 0.77 compared to US$0.33 for the first six-month period of 2006.

Balance Sheet

Assets

As of June 30, 2007, the Company’s consolidated assets totaled Ch$367,068 million (US$697 million), and were Ch$ 18,576 million (US$ 35.3 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (accounts receivable in line with larger sales) and fixed assets, involving investments in the bottling area, cellar capacity and infrastructure.

Liabilities

As of June 30, 2007 net financial debt stood at Ch$93,131 million (US$177 million) representing a year-on-year fall of Ch$14,148 million (US$26.9 million). This is explained by a decrease in both short-term and long-term debt to banks and financial institutions.

As of June 30, the financial debt to equity ratio decreased to 0.48 from 0.61 a year ago.

About Viña Concha y Toro
Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 115 countries.  Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera.  The Company cultivates 6,285 hectares of vineyards in Chile and 903 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”.  In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,035 employees and is headquartered in Santiago, Chile.

Forward Looking Statements
This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of June 30, 2007)

	2Q2007 Th. Ch$	2Q2006 Th. Ch$	Change %	1H2007 Th. Ch$	1H2006 Th. Ch$	Change %

Operating Results
Sales revenues	68,251,819	55,786,726	22.3	123,504,720	96,400,756	28.1
Cost of sales	-40,169,950	35,829,501	12.1	-74,151,622	-64,793,741	14.4
% of sales	58.9%	64.2%		60.0%	67.2%
Gross Margin	28,081,869	19,957,224	40.7	49,353,098	31,607,015	56.1
% of sales	41.1%	35.8%		40.0%	32.8%
Selling & Adm. Expenses	-15,748,984	-12,658,810	24.4	-28,667,265	-22,087,924	29.8
% of sales	23.1%	22.7%		23.2%	22.9%

Operating Income	12,332,885	7,298,414	69.0	20,685,833	9,519,091	117.3
% of sales	18.1%	13.1%		16.7%	9.9%

Non-Operating Results
-Non-operating income	98,643	58,030	70.0	171,917	159,139	8.0
-Equity income	-6,853	43,938	-115.6	-17,053	91,098	-118.7
-Non-operating expenses	-231,523	-71,354	224.5	-368,158	-186,256	97.7
-Financial expenses	-1,107,916	-1045,312	6.0	-2,131,562	-2,060,309	3.5
-Price level restatement	-43,836	47,478	-192.3	-158,398	67,575	-334.4
-Exchange differences	-145,848	164,468	-188.7	-131,268	650,934	-120.2
Non-operating result	-1,437,333	-802,751	79.1	-2,634,521	-1,277,819	106.2
Income before income tax	10,895,552	6,495,664	67.7	18,051,312	8,241,272	119.0
Less: income tax	-2,118,485	-1,344,903	57.5	-3,480,486	-1,661,377	109.5
Minority interest	-1,401	0	—	-2,302	-609	278.0

Net Income	8,775,666	5,150,761	70.4	14,568,524	6,579,286	121.4

-Earnings per share (Ch$)	12.20	7.16	70.7	20.26	9.15	121.4
-Earnings per ADR (US$)	0.46	0.26	79.6	0.77	0.33	133.3
EBITDA	15,040,075	9,514,116	58.1	26,234,041	14,466,086	81.3
% sales	22.0%	17.1%		21.2%	15.0%
Number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate
US$1.0=Ch$526.86

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of June 30, 2007)

	As of June 30, 2007 Th. Ch$	As of June 30, 2006 Th. Ch$	As of June 30, 2007 Th. US$

Assets
Cash and equivalents	2,648,664	1,135,452	5,027
Inventories	98,636,908	102,163,219	187,217
Accounts receivable	64,862,396	54,673,964	123,111
Other current assets	17,246,220	14,651,170	27,808
Total current assets	183,394,188	172,623,805	348,089
Property, plant & equipment, net	168,437,762	160,731,568	319,701
Other assets	15,236,159	15,136,386	28,919
Total assets	367,068,109	348,491,759	696,709

Liabilities and Shareholders’ Equity
Short term debt (1)	38,500,736	46,780,076	73,076
Other current liabilities	68,653,542	55,401,931	130,307
Total current liabilities	107,154,278	102,182,007	203,383
Long term debt (1)	54,630,593	60,499,090	103,691
Other long-term liabilities	11,634,436	10,124,203	22,083
Total long-term liabilities	66,265,029	70,623,293	125,774
Minority interest	13,909	10,526	26
Shareholders’ equity	193,634,893	175,675,933	367,526
Total liabilities and shareholders’ equity	367,068,109	348,491,759	696,709

(1) includes only financial debt
Exchange rate:US$1.0=Ch$526.86